Daniel T. Kajunski — 617 348 1715 — dkajunski@mintz.com
One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
www.mintz.com

July 14, 2006
Via EDGAR and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	EPIX Pharmaceuticals, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Registration No. 333-133513
Ladies and Gentlemen:
          On behalf of EPIX Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), initially filed with the Commission on April 25, 2006. Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated July 7, 2006 from Jeffrey Riedler of the staff (the “Staff”) of the Commission. As requested, the responses are numbered to correspond to the comments set forth in the Comment Letter, and we have incorporated the comments into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to each of Amy Bruckner, Joseph Roesler, Song Brandon, Suzanne Hayes and Mr. Riedler of the Commission.
Form S-4
Opinion of EPIX’s Financial Advisor, page 72
1.	Comment: We note your response to comment 4 and your supplemental response. In the third full paragraph where you discuss the materials reviewed by Needham & Company, there is reference to financial forecasts with respect to EPIX and Predix that were prepared by management of each respective company. Please explain to us what you mean by financial forecasts. Additionally, if such information is material, please revise your disclosure to provide that information. If you do not believe such information is material, please provide us with a detailed and substantive analysis explaining why such
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston — Washington — Reston — New York — Stamford — Los Angeles — London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

information is not material to investors. We may have further comments upon reviewing your response.
Response: The Company supplementally advises the Staff that the financial forecasts referred to in clauses (e) and (f) on page 74 of the Amendment are projections of potential operations, including revenues and expenses, through 2020. The forecasts project the operations of the Company as a stand alone entity, Predix Pharmaceuticals Holdings, Inc. (“Predix”) as a stand alone entity and the Company following a merger with Predix. The forecasts were based on numerous assumptions about the potential operations of the companies for approximately the next fifteen years, including, among other things: (i) the ability of the companies to enter into (including the timing thereof) and successfully maintain collaborations with pharmaceutical partners, (ii) the ability of the companies to successfully and timely identify, develop and commercialize product candidates, (iii) the size of the markets of the companies’ potential products, (iv) the amount and timing of revenue from potential collaborations and sales of product candidates that may be approved for commercial use and (v) the amount and timing of internal and external operating expenses.
The financial forecasts were prepared as background information to provide the management and boards of directors of the Company and Predix as well as their advisors a general understanding of what the operational results of the Company as a stand alone entity, Predix as a stand alone entity and the Company following a merger with Predix could possibly look like in various situations. As discussed below, the assumptions underlying each forecast were speculative in nature. In addition, the actual results reported in each forecast differed depending upon who prepared the forecast. The forecasts were also continually revised and updated throughout this process and remain subject to revision. Therefore, the information in the forecasts was used to provide a wide range of possible results, none of which were relied upon by any parties as definitive or likely to reflect the results that would actually be achieved over the approximately next fifteen years.
The Company respectfully submits that the material portions of the information in the financial forecasts have been disclosed and updated in the Amendment. In particular, the expected market size of each of Predix’s three lead product candidates is disclosed in the discussions about disease and market overview of each of PRX-00023, PRX-03140 and PRX-08066 beginning on page 176, 180 and 183 of the Amendment, respectively. In addition, the Company has disclosed its current expectations as to the timing of the clinical development of its and Predix’s product candidates throughout the Amendment, and in particular in the discussion of the Company’s business beginning on page 136 of the Amendment and Predix’s business beginning on page 169 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

To the extent the information in the financial forecasts have not been disclosed in the Amendment, the Company respectfully submits that the disclosure of such information is not material to an investor’s decision to approve the merger and related matters, and given its speculative nature could actually be misleading. Although the financial forecasts were reviewed by Needham & Company, LLC (“Needham & Company”) on a confidential basis under the terms of a confidentiality agreement, the Company has been advised by Needham & Company that the information in these financial forecasts were not relied upon or used in any of the valuation methodologies employed by Needham & Company in order for it to be able to deliver its fairness opinion. In addition, the assumptions made in these long-term forecasts, especially the assumed revenue, expense and net income levels, are highly speculative. This is evidenced by the fact that the forecasts prepared by each group differ from one another. In particular, Predix is at an early stage of development and is at least three to four years away from any potential commercial sale of any of its drug candidates currently under development. Although the Company’s lead product candidate, Vasovist, is currently approved for sale in the European Union, there have been no meaningful sales of Vasovist in the European Union to date and there is no guarantee that the Company’s appeal of the United States Food and Drug Administration’s (the “FDA”) second approvable letter will result in the approval of Vasovist for sale in the United States. Additionally, the Company’s other product candidate, EP-2104R, is several years away from FDA approval, if any, and subsequent potential commercial sale. Therefore, the amount of expenses that may be incurred by the companies to successfully develop their product candidates and the revenues that may be achieved upon the sale of any product candidate that may be approved cannot be projected with any certainty. The Company respectfully submits that the risk that investors will rely on these financial forecasts if disclosed far outweigh any potential benefits, especially given the immaterial and highly speculative nature of the assumptions underlying the forecasts. Moreover, due to this speculative nature, the information contained in the financial forecasts was not one of the criteria (disclosed on pages 63 and 64 of the Amendment) used by the Company’s board of directors to evaluate potential merger candidates.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2. Purchase Price, page 13
2.	Comment: We acknowledge your response to comment 2 of our letter dated June 20, 2006 and reissue our comment in part. Please tell us and disclose how you will account for the difference between the fair value of the stock on the milestone achievement date and the value of the stock based on the terms of the merger agreement.

Response: In response to this comment, the Company has expanded the disclosure on page 14 of the Amendment. Additionally, the Company supplementally advises the Staff

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Securities and Exchange Commission
July 14, 2006

that it will account for the contingent consideration milestone payment, if earned, as additional purchase price in accordance with Paragraph 27 of Statement of Financial Accounting Standards No. 141, Business Combinations. The value of the contingent consideration is $35 million, and may be payable in cash, the Company’s common stock or a combination of both, at the election of the non-Predix members of the Company’s board of directors. The value of the contingent consideration is fixed as of the achievement of the milestone, or the measurement date, while the number of shares of the Company’s common stock actually issued on the subsequent payment date may be different than the number of shares that would be issued if calculated on the measurement date.
If the valuation of Predix results in the Company recording goodwill, any contingent consideration payment earned will be recorded as additional goodwill. If the valuation of Predix results in the purchase price paid by the Company being below the fair value of Predix, any contingent consideration earned will be recorded as additional in process research and development up to the total valuation of Predix and any excess would be recorded as goodwill. As the valuation of Predix is not final, the Company does not know, at this time, if the additional purchase price will result in additional goodwill, additional in process research and development expense or both. As the Company previously advised the Staff in its June 2, 2006 and June 27, 2006 response letters, the Company will record the milestone for accounting purposes when the milestone is earned, if earned.
Epix Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 149
3. Comment: We acknowledge your response to comment 9 of our letter dated June 20, 2006. Your analysis under EITF No. 99-19 would seem to indicate that you are the primary obligor for the research and development costs you incur, which would indicate that you should record any revenue streams like license fees and milestone payments on a

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

gross basis. It is still unclear to us why you are recording the reimbursement of expenses from Schering AG as revenue since it appears you are not providing research and development services to Schering AG. As stated on page 141, each party to the agreement will share equally in Vasovist costs and profits. Based on this disclosure, it would appear that you are receiving a reimbursement for expenses incurred and not for services provided. Please tell us why you continue to believe that you should record these expense reimbursements as revenue or revise your financial statements accordingly.
Response: The Company notes the Staff’s comment, and supplementally advises the Staff as follows:
The agreement between the Company and Schering AG contemplates that each party will conduct approximately 50% of the work related to development of Vasovist. The agreement provides guidance as to which work will be performed by each party. For example, the agreement contemplates that the Company will be responsible for all development efforts within the United States and that Schering AG will be responsible for all development efforts outside the United States. However, very early in the development process, it became clear that the Company would conduct significantly more of the development efforts than Schering AG, as the development efforts within the United States far exceeded the development efforts outside of the United States. The difference in development efforts needed to approve Vasovist in the United States opposed to elsewhere was a direct result of meetings with the FDA which resulted in the Company having to increase the number of Phase III clinical trials of Vasovist it had to conduct above what the Company and Schering AG originally expected.
Pursuant to the agreement between the parties, on an annual basis both companies submit their planned development efforts for the upcoming year. These budgets and delineation of responsibilities are agreed upon and approved by the Joint Steering Committee. In practice, the Company has done the vast majority of the Vasovist development efforts and, as a result, the Company has incurred development costs on behalf of Schering AG, and, therefore, has acted as a third-party contractor to Schering AG for these services.
Although the agreement notes that each party is responsible for 50% of the development costs, it is specified in the agreement that the Company is responsible for the development obligation of Vasovist in the United States which far exceeds Schering AG’s development obligation outside of the United States. As an example, the budget for development costs in the United States during 2005 was 65% greater than the budget for development costs outside of the United States.
Given the inequity in development efforts, there is a mechanism in the agreement for payments to be made to the party, whether it is Schering AG or the Company, that

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

performs more work than they have contractually committed to do in a given period. To date, the Company has incurred approximately 85% of the aggregate development costs and Schering AG has incurred approximately 15% of the aggregate development costs.
The Company recognizes as research and development expense all development costs it incurs. Only the cash consideration received from Schering AG for efforts provided by the Company over and above the Company’s 50% development obligation is recognized as revenue in the same period in which the costs are incurred.
The calculation of the expenses and revenue is as follows:
•	The Company calculates its development costs directly related to Vasovist. For example, the Company’s development costs for Vasovist represented approximately 87% of the total cost of the project during the first quarter of 2006.

•	The Company obtains cost reports, or an estimate of costs, from Schering AG for costs incurred by Schering AG related to the development of Vasovist during the same period. Schering AG’s costs for the development of Vasovist represented approximately 13% of the total cost of the project during the first quarter of 2006.

•	The Company multiplies its and Schering AG’s development costs by approximately 50% based on the contractual allocation of work contemplated under the agreement. The Company then records the net difference as development revenue if the balance results in a payment to the Company and an expense if the balance results in a payment to Schering AG. To date, the Company has made no payments to Schering AG.

•	The fundamental result of this calculation is that the Company records revenue only for amounts it is owed by Schering AG in excess of 50% of development expenses of the project in the particular period.
The Company believes that these additional payments made by Schering AG to the Company represent revenue to the Company because the Company is providing additional services to Schering AG over and above what is viewed as a cost reimbursement. For example, the Company notes that under the agreement, the Company is generally responsible for running clinical trials related to the approval of Vasovist in the United States and Schering AG is generally responsible for running clinical trials related to the approval of Vasovist in Europe. In practice, however, the Company conducted all of the clinical trials of Vasovist used for submission to both United States and European regulatory authorities, including trials conducted completely or partially in Europe. In addition, the Company performed substantial amounts of the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

work required to prepare the regulatory submission to the European regulatory authorities which would otherwise have been Schering AG’s responsibility under the agreement. In doing so, the Company performed services on behalf of Schering AG which Schering AG was contractually obligated to perform. Had the Company not performed these services, Schering AG would have had to contract a third party to perform the work or Schering AG would have had to perform the work itself.
The agreement provides a mechanism for either party to contract a portion of their development obligations to a third party. In practice, however, the Company and Schering AG have determined that having the Company perform these services has been more cost-effective and efficient than engaging a third party for services which would otherwise have been performed by Schering AG in satisfaction of their obligation under the agreement to complete 50% of the development work. In other words, the Company is providing services to Schering AG in support of their development obligation that would otherwise be provided by a third party.
While the disclosure on page 142 of the Amendment states that generally each party to the agreement will share equally in Vasovist’s costs and profits, this statement is primarily intended to address the funding arrangement for all of the development costs of Vasovist. Profits from sales of Vasovist, if it is approved in the United States, will be split equally between the Company and Schering AG. The Company will receive a royalty from Schering AG for sales in Europe, where Vasovist has been approved, and the rest of the world, upon approval.
For the services the Company provides to Schering AG in excess of the Company’s 50% development obligation, the Company believes the following factors support gross revenue recognition under Emerging Issues Task Force No. 99-19, Reporting Revenue as a Principal versus Net as an Agent (“EITF 99-19”):
•	The Company is the primary obligor in the arrangement. The Company is responsible for developing Vasovist, as evidenced by (i) the Company’s scientists conducted all preliminary research to identify the product candidate, (ii) the Company coordinated and managed all clinical trials of the product candidate, (iii) the Company entered into separate contractual arrangements directly with vendors for the development of the product candidate, (iv) the Company was responsible for submitting the investigational new drug application and the new drug application to the FDA and (v) the Company is responsible for all follow-on discussions with the FDA until the drug is approved in the United States. If the Company does not perform services satisfactory to Schering AG, the Company is at risk as to non-payment by Schering AG for the services and other potential breaches of the agreement. In addition, the Company owns much of the intellectual property

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

developed with respect to this product candidate. The Company owns all rights to the product candidate and has granted an exclusive license to Schering AG to co-develop and market Vasovist worldwide. The Company believes this is a strong indicator of gross revenue recognition.

•	The Company changes the product or performs part of the service. Although there is not likely to be any changes to the product candidate once developed, the Company is responsible for development of the product candidate in accordance with FDA regulations. Ongoing discussions with the FDA with respect to approval of the product candidate in the United States could result in the Company having to conduct additional clinical trials. The Company believes this is also a strong indicator of gross revenue recognition in that the Company bears the risks and rewards of a principal.

•	The Company has discretion in supplier selection. The Company has complete discretion in the selection of vendors such as contractors hired to conduct clinical trials, select clinical sites or analyze clinical results. The Company also had complete discretion engaging outside consulting, supply and equipment companies when it was developing the product candidate. The Company believes this is also a strong indicator of gross revenue recognition.

•	The Company is involved in the determination of product or services specifications. The Company develops its product candidates, including Vasovist, independently of any collaborative partner. The Company determined the specification and characteristic of the product candidate, determined the trial design and made the vendor selections. The Company believes this is also a strong indicator of gross revenue recognition.
In addition to the above factors, the Company considered the guidance discussed in Financial Accounting Standards Board Opinion No. 68, Research and Development Arrangements (“FAS 68”), and respectfully submits that the arrangement with Schering AG is not a liability arrangement as contemplated by FAS 68, but is a research and development services arrangement as there is no obligation for the Company to repay Schering AG any revenue received from Schering AG related to the development program.
The Company supplementally advises the Staff that with respect to payments due to Schering AG in connection with the Vasovist development program, if any, in the event that Schering AG were to conduct greater than its 50% development obligation under the agreement, the Company would record any payment as a reduction to revenue at the time Schering AG performs the research and development activities for which the Company is obligated to pay Schering AG. The Company advises the Staff that it has revised the disclosure on pages 152, F-9 and F-31 of the Amendment to disclose this accounting policy.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

As discussed above and in the Company’s June 27, 2006 response letter to the Staff, the Company believes that EITF 99-19 is the appropriate accounting literature to consider in evaluating whether the payments received from Schering AG should be recorded as revenue. In accordance with EITF 99-19, the Company respectfully submits that payments received from Schering AG for work performed by the Company in excess of its contractual obligations is most appropriately recorded as revenue on a gross basis.
Predix Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-46
4.	Comment: We acknowledge your revised disclosure in response to comment 13 of our letter dated June 20, 2006. Please clarify, both to us and in your financial statements, your accounting policy for recognizing stock-based compensation on an “accelerated” basis versus a straight-line basis, correlating your policy to SFAS No. 123(R) as applicable.

Response: In response to this comment, the Company has revised the disclosure on pages 201, F-47, F-57 and F-58 of the Amendment. Additionally, the Company supplementally advises the Staff that its accounting policy, which is consistent with the requirements of Statement of Financial Accounting Standards No. 123R (revised 2004), Share-Based Payment, and the Financial Accounting Standards Board’s Financial Accounting Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, is to recognize stock compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.
* * * * *
          As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing the Amendment and this letter. When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the Registration Statement.
          We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Commission. Please do not hesitate to call William Whelan or Daniel Kajunski of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
July 14, 2006

Very truly yours,
/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission
Amy Bruckner
Joseph Roesler
Song Brandon
Suzanne Hayes
Jeffrey Riedler

EPIX Pharmaceuticals, Inc.
Andrew Uprichard, M.D.
Robert Pelletier
Philip T. Chase

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.

Predix Pharmaceuticals Holdings, Inc.
Michael G. Kauffman, M.D., Ph.D.
Kimberlee C. Drapkin

Goodwin Procter LLP
Lawrence S. Wittenberg, Esq.
Edward A. King, Esq.

Ernst & Young LLP
Stephen Mastrocola
Neil DeAngelis